ORRICK

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04010275

February 26, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MAR 02 2004

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release by the Company, which has been published by the Company since our last submission of February 12, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

3/4

DOCSNY1:873244.1
13141-2 JG9

FILE NO. 82-3907

Press Information

Vienna International Airport:
- **15% less expensive than neighbouring airports by 2007**
- **Joint goal with Austrian Airlines to safeguard Vienna as an airport location and improve its competitive position**

Flughafen Wien AG has set a goal to improve its competitive position over neighbouring airports such as Frankfurt, Munich, Prague, Budapest, Zurich and Milan by 15% before the year 2007 in order to increase its attractiveness for airlines and safeguard Vienna's position as a hub. Vienna currently ranks exactly at the average of these airports with respect to its tariff structure, as indicated in a study by A.T. Kearney.

This cost reduction will be financed through above-average growth (forecast for 2004: 8%), process improvements realised together with airlines, and a general cutback in expenses. Based on the 2003 activity level, € 20 to 30 million should be passed on to airlines by 2007. The major beneficiary of this programme will be the Austrian Airlines Group, which handles over 60% of passengers at Vienna International Airport.

After extensive discussions, the Management Boards of Flughafen Wien AG and Austrian Airlines have agreed to continue their cost reduction programmes in order to further strengthen the competitive ability of the aviation industry in Austria and the hub function of Vienna International Airport.

"This goal and the planned cooperation represent a milestone in relations between the airport and all airlines, but especially with our largest customer Austrian Airlines" commented **Herbert Kaufmann, Speaker of the Management Board**. This programme will make an important contribution to safeguarding and improving the competitive position of Vienna International Airport and, in turn, the entire eastern region of Austria. In order to coordinate activities related to this project, working groups will be established to prepare specific concepts.

Forecast for passenger growth nearly doubled

In 2003 Vienna International Airport recorded an increase of 6.8%, or almost three-times the European average, in the number of passengers. The continuation of this trend into January 2004 with a plus of 10.9%, the entry of new airlines on the Austrian market, and new frequencies confirmed for the current summer flight schedule have led management to double the forecasted increase in the number of passengers from 4,5% to 8% for 2004. With this new goal, Flughafen Wien AG is convinced of its ability to also maintain an above-average pace of growth over the coming years. This development will also support the better utilisation of investments totalling € 722 million, which will be realised to match planned growth.

For further information contact: Hans Mayer (+43-1)7007 23000

06/04 .... M/MY .... 26 February 2004